PROPANC BIOPHARMA, INC.

302, 6 Butler Street

Camberwell, VIC, 3124 Australia

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Office of Life Sciences

Attn: Courtney Lindsay and Joseph McCann

Re:	Propanc Biopharma, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed June 26, 2020 File No. 333-238240

Dear Mr. Lindsay and Mr. McCann:

By letter dated July 10, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Propanc Biopharma, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-238240) filed with the Commission on June 26, 2020 (the “Form S-1”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”), which the Company intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

1. We note your response to our prior comment 1 and reissue it in part. Please revise your registration statement to clarify, if true, that this is a secondary offering. In this regard, we note that some of your disclosures indicate that are conducting a primary offering of your securities rather than registering a resale transaction. For instance, and without limitation, we note your disclosure on page 39 that the company is offering certain securities and on page 41 where you discuss the company’s use of offering proceeds.

Company Response: We have made these edits.

2. We refer to prior comment 2. Please revise to identify the individual(s) with dispositive and voting control over the Ionic Ventures shares.

Company Response: We have provided this information.

Thank you for your assistance in reviewing this filing. Please feel free to contact me at 61 03 9882 6723.

Very Truly Yours,

/s/ James Nathanielsz
James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
302, 6 Butler Street
Camberwell, VIC, 3124 Australia